UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 6, 2004

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)*	*(Commission File Number)*	*(IRS Employer Identification No.)*

1600 Smith Street, Dept. HQSCE
Houston, Texas
(Address of principal executive offices)

77002
(Zip Code)

713-324-2639
(Registrant's telephone number, including area code)

Item 8.01 <u>Other Events</u>

On October 6, 2004, we issued a press release announcing a tentative agreement with our pilots represented by the Air Line Pilots Association, International. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 <u>Financial Statements and Exhibits</u>

99.1 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: October 6, 2004

/s/ Scott R. Peterson
Scott R. Peterson
Vice President, General Counsel and
Secretary

EXHIBIT INDEX

99.1   Press Release